VIA ELECTRONIC SUBMISSION

February 27, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:	Amit Pande
Assistant Chief Accountant

Re:	Investors Financial Services Corp.
Form 10-K filed February 28, 2005
File No. 0-26996

Dear Sir:

This letter is being furnished in response to comments contained in the letter dated February 23, 2006 (the “Letter”) from Amit Pande, Assistant Chief Accountant, of the Staff (the “Staff”) of the United States Securities and Exchange Commission to John N. Spinney, Jr., Senior Vice President and Chief Financial Officer, of Investors Financial Services Corp. (the “Company”).  The comments of the Staff and the Company’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

SEC Comment

1.                                      With respect to your response to Comment 1(b) of our letter dated January 30, 2006, please address the following:

•                  Please expand the proposed disclosures to include the disclosures required by paragraph 19 of SFAS 91 regarding prepayment assumptions used for calculating effective yield under the retrospective method.

Company Response

Based on our telephone conversation on Friday, February 24, 2006, we understand that the disclosure presented in our letter to you dated February 15, 2006 is sufficient.

SEC Comment

•                  Explain to us how you considered external information in estimating your prepayment rates, as required by paragraph 19 of SFAS 91 and clarified in Question 52 of the FASB’s Q&A Guide to Implementation of SFAS 91.  For instance, discuss your consideration of, and comparison with, other widely used prepayment models in the industry such as the standard prepayment model of the Bond Market Association.

Company Response

In determining the most accurate method for estimating prepayment rates, we considered a number of methods, including historical prepayment rates and industry prepayment models.  We believe that our own actual prepayment experience, specifically three-month historical experience, is the most accurate method of anticipating prepayments because it reflects all of the securities, and only those securities, contained in our portfolio.

SEC Comment

2.                                      We refer to your response to Comment 2 our letter dated January 30, 2006 in which you state that you elected to estimate prepayments for your MBS securities which required you to use the retrospective method.  We further note your disclosure in Note 23 – Restatement – of your amended Form 10-K/A filed November 2004 that you had determined the retrospective method to be the appropriate method under SFAS 91 to account for premiums and discounts on certain of your securities.  Please address the following:

•                  Tell us whether you believe that your restatement in November 2004 resulted from the correction of an accounting error and, if so, identify the specific authoritative accounting literature that you believe you had incorrectly applied in the previously reported financial statements.  Please clearly explain whether you believe that at the time you filed financial statements for the periods you restated (i.e. the years ended December 31, 2001, 2002 and 2003) you were required at that time to consider expected prepayments in applying SFAS 91.  If so, please tell us why you believe you were required to consider expected prepayments when paragraph 19 of SFAS 91 states that when certain criteria are met you may consider expected prepayments.

•                  If you believe that you were not required to consider expected prepayments prior to your election to estimate prepayments for your MBS securities, tell us why you believe that presenting restated prior period financial statements in this circumstance is consistent with APB 20.

Company Response

Our restatement in November 2004 resulted from the correction of an accounting error.  During the period covered by the restatement, we anticipated prepayments for our mortgage-backed securities.  However, we did not apply the new effective yield back from the acquisition date of the securities, or retrospectively, as required by paragraph 19 of SFAS 91.

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We believe this response should close the matter.  If you have any questions, please feel free to call me at (617) 937-6404.

Very truly yours,

INVESTORS FINANCIAL SERVICES CORP.

/s/ John E. Henry

John E. Henry

Senior Vice President,

General Counsel and Secretary

cc:	Edwin Adames, Senior Staff Accountant
Kevin J. Sheehan, Chairman of the Board and Chief Executive Officer, Investors Financial Services Corp.
Steven C. Browne, Bingham McCutchen LLP
Hugh Guyler, Deloitte & Touche LLP